UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Grill Concepts, Inc.

(Name of Issuer)

Common Stock, $.00001 par value

(Title of Class of Securities)

398502104

(Cusip Number)

Lewis Wolff, 11828 La Grange Avenue, Los Angeles, California 90025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398502104

1.	Name of Reporting Person: Lewis Wolff		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 293,625

		8.	Shared Voting Power: 190,000

		9.	Sole Dispositive Power: 293,625

		10.	Shared Dispositive Power: 190,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 483,625

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of Grill Concepts, Inc. The principal executive offices of Grill Concepts, Inc. are located at 11661 San Vicente Boulevard, Suite 404, Los Angeles, California 90049.

Item 2.	Identity and Background

(a)-(c). This statement on Schedule 13D is being filed by Lewis Wolff. The address of Mr. Wolff is 11828 La Grange Avenue, Los Angeles, California 90025. Mr. Wolff is a private investor and a director of Grill Concepts, Inc. He is also a managing member of Wolff DiNapoli LLC, a California limited liability company which manages a number of hotel properties in which Mr. Wolff as Trustee is an investor, and a general partner of KMWGEN Partners, a California general partnership. The principal place of business address of Wolff DiNapoli LLC and KMWGEN Partners is 11828 La Grange Avenue, Los Angeles, California 90025.
(d)-(e). During the last five years, Mr. Wolff: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Wolff is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Wolff acquired warrants to purchase 150,000 shares of Common Stock of Grill Concepts, Inc. in exchange for an agreement to personally guarantee $750,000 of indebtedness of Grill Concepts, Inc. and options to purchase 11,250 shares as a director of Grill Concepts, Inc. He acquired an additional 7,375 shares of Common Stock as interest on a loan to the Keith M. Wolff 2000 Irrevocable Trust. All of the other securities of Grill Concepts, Inc. beneficially owned by Mr. Wolff were acquired for cash in the total amount of $1,642,500. The source of the purchase price was Mr. Wolff’s personal funds.

Item 4.	Purpose of Transaction

Mr. Wolff acquired the securities of Grill Concepts, Inc. for investment purposes. Depending on general market and economic conditions affecting Grill Concepts, Inc. and other relevant factors, Mr. Wolff may purchase additional securities of Grill Concepts, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.
Except as set forth herein, Mr. Wolff has no present plans or proposals with respect to any material change in Grill Concept’s business or corporate structure or which relate to or would result in:
(a) the acquisition by any person of additional securities of Grill Concepts, Inc., or the disposition of securities of Grill Concepts, Inc.;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Grill Concepts, Inc. or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Grill Concepts, Inc. or any of its subsidiaries;
(d) any change in the present board of directors or management of Grill Concepts, Inc. including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of Grill Concepts, Inc.;
(f) any other material changes in Grill Concept’s business or corporate structure;
(g) changes in Grill Concepts Inc.’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Grill Concepts, Inc. by any person;
(h) causing a class of securities of Grill Concepts, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of Grill Concepts, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Lewis Wolff, as Trustee of the Wolff Revocable Trust of 1993, beneficially owns 282,375 shares of Common Stock of Grill Concepts, Inc. which consist of: (i) 125,000 shares issuable upon the conversion of 500 shares of Series II Convertible Preferred Stock; (ii) 75,000 shares issuable pursuant to a warrant to purchase shares at an exercise price of $1.41 per share; (iii) 75,000 shares issuable pursuant to a warrant to purchase shares exercisable at $2.12 per share; and (iv) 7,375 shares transferred from the Keith M. Wolff 2000 Irrevocable Trust. Mr. Wolff and his wife Jean Wolff, as Trustees of the Wolff Revocable Trust of 1993, are general partners in KMWGEN Partners, a California general partnership (“KMWGEN”) organized to invest in securities of Grill Concepts, Inc. which owns 95,000 shares and warrants to acquire an additional 95,000 shares of Common Stock of Grill Concepts, Inc. Finally, Mr. Wolff has director stock options to purchase 6,250 shares of Common Stock at $3.30 per share and 5,000 shares at $1.65 per share. All of the warrants and options beneficially owned by Mr. Wolff are currently exercisable. The shares of Common Stock beneficially owned by Mr. Wolff constitute approximately 8.2% of the total number of shares of Common Stock of Grill Concepts, Inc. based upon 5,537,071 shares of Common Stock outstanding as of December 31, 2002 (as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed by Grill Concepts, Inc. on March 28, 2003).
(b) Mr. Wolff has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all the shares beneficially owned by Mr. Wolff, other than 190,000 shares beneficially owned by KMWGEN Partners, of which Mr. Wolff and his son are the general partners.
(c) On August 1, 2000, Keith Wolff, Trustee of The Keith M. Wolff 2000 Irrevocable Trust acquired 250,000 shares of Common Stock of Grill Concepts, Inc. from Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, pursuant to a purchase and sale agreement, a copy of which is attached hereto as Exhibit 4. The shares of Common Stock were sold to Keith Wolff at a price equal to $.98 per share. Mr. Keith Wolff acquired the shares with the following consideration: (i) $24,000 in cash paid upon the execution of the purchase and sale agreement; and (ii) $221,000 shall be due and payable pursuant to a promissory note bearing interest at 6.22% per annum, a copy of which is attached hereto as Exhibit 5. On March 1, 2003, the interest rate on the promissory note was reduced to 3.12% and the term of the note was reduced to nine years.
(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Wolff, other than the securities owned by KMWGEN Partners, as to which Mr. Wolff has shared power with his son.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 20, 1997, Mr. Wolff was issued: (i) shares of Series II Convertible Preferred Stock which are governed by the terms of the Certificate of Designation of the Series II Convertible Preferred Stock, a copy of which is attached hereto as Exhibit 1; and (ii) warrants to purchase shares of Grill Concepts, Inc. Common Stock, copies of which are attached hereto as Exhibits 2 and 3. The warrants expired unexercised in June 2002.
On July 11, 2000, Grill Concepts, Inc. entered into a Letter Agreement with Lewis Wolff, as Trustee of the Wolff Revocable Trust of 1993 and Michael S. Weinstock, as Trustee of the Michael S. Weinstock Living Trust, pursuant to which Messrs. Wolff and Weinstock each agreed to personally guarantee $750,000 of a $1,500,000 loan to Grill Concepts, Inc. from Wells Fargo Bank. Pursuant to the terms of the Letter Agreement, on July 11, 2000, Grill Concepts, Inc. issued to each of Messrs. Wolff and Weinstock a four (4) year warrant to purchase 75,000 shares of Common Stock of Grill Concepts, Inc. at an exercise price of $1.41 per share. Each warrant has customary “piggyback” registration rights under the Securities Act of 1933, as amended, covering the shares of Common Stock issuable upon exercise of such warrant. On August 9, 2001, Mr. Wolff received an additional warrant to purchase 75,000 shares of Common Stock at $2.12 per share in connection with the guarantee. Mr. Weinstock is the Chairman of the Board and Executive Vice President of Grill Concepts, Inc. The Letter Agreement, the warrants and the various loan documents in connection therewith, were filed by Grill Concepts, Inc. as exhibits to its Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.
On August 1, 2000, Keith Wolff, Trustee of The Keith M. Wolff 2000 Irrevocable Trust acquired 250,000 shares of Common Stock of Grill Concepts, Inc. from Lewis Wolff, Trustee of the Wolff Revocable Trust of 1993, pursuant to a purchase and sale agreement, a copy of which is attached hereto as Exhibit 4. The shares of Common Stock were sold to Keith Wolff at a price equal to $.98 per share. Mr. Keith Wolff acquired the shares with the following consideration: (i) $24,000 in cash paid upon the execution of the purchase and sale agreement; and (ii) $221,000 due and payable pursuant to a promissory note bearing interest at 6.22% per annum. On March 1, 2003, the interest rate on the promissory note was reduced to 3.12%
On July 27, 2001, KMWGEN purchased for $142,500 cash 95,000 shares of Common Stock and warrants to purchase 95,000 shares of Common Stock at an exercise price of $2.25 per share and entered into a Stockholders Agreement in the form filed as Exhibit 10.4 to Grill Concepts, Inc.’s Current Report on Form 8-K dated May 16, 2001.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 Certificate of Designation of Series II Convertible Preferred Stock.*
Exhibit 2 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-A1).*
Exhibit 3 Warrant to Purchase Shares of Common Stock ($.00001 par value) of Grill Concepts, Inc. (W97-B1).*
Exhibit 4 Purchase and Sale Agreement by and between Lewis N. Wolff, as Trustee of the Wolff Revocable Trust of 1993 and Keith M. Wolff, as Trustee of The Keith M. Wolff 2000 Irrevocable Trust.*
Exhibit 5 Promissory Note by Keith M. Wolff as Trustee of The Keith M. Wolff 2000 Irrevocable Trust in favor of Lewis N. Wolff, as Trustee of the Wolff Revocable Trust of 1993.*

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

	By:	/s/ Lewis Wolff Lewis Wolff
Name:
Title:
April 8, 2003

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

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